Exibit 23(h)(2)

                                    Exhibit A


Funds:

Standish Mellon Fixed Income Fund
Standish Mellon Global Fixed Income Fund
Standish Mellon High Yield Bond Fund
Standish Mellon Enhanced Yield Fund
         (formerly Standish Mellon Short-Term Asset Reserve Fund)

The Boston Company International Core Equity Fund
The Boston Company International Small Cap Fund
The Boston Company Large Cap Core Fund
The Boston Company Small Cap Growth Fund
The Boston Company Small Cap Value Fund